August 19, 2015

By EDGAR and Overnight Delivery

Jay Ingram

Legal Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Synalloy Corporation
Registration Statement on Form S-3
Filed June 10, 2015
File No. 333-204850

Form 10-K for the fiscal year ended January 3, 2015
Filed March 17, 2015
File No. 000-19687

Dear Mr. Ingram:

In response to the comments set forth in your letter dated July 6, 2015 with regard to the above-referenced Registration Statement on Form S-3 and the above-referenced Form 10-K (“Form 10-K”) of Synalloy Corporation (the “Company” or “Synalloy”), we submit on behalf of the Company the following supplemental responses and summary of revisions in the Company’s Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1”), which the Company is filing with this letter.

In addition to the EDGAR submission, we are sending to you by overnight delivery two copies of Amendment No. 1 marked to show the changes made from the initial filing.

For your convenience, the text of the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) is set forth in bold below, followed in each case by the response. All page references in our responses are to Amendment No. 1.

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	951 East Byrd Street, Eighth Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

Registration Statement filed on Form S-3 on June 10, 2015

Book-Entry Issuance, page 21

General, page 21

1.	Please revise to remove to your statement on page 22 that you take no responsibility for disclaim responsibility for the accuracy of the information contained in your registration statement.

Response: The requested revision has been made on page 22 of Amendment No. 1

Item 16. Exhibits, page II-2

2.	Please tell us how you intend to comply with the requirement to file the statement of eligibility and qualification for a trustee. See Item 601(b)(25) of Regulation S-K.

Response: The Staff’s comment is noted. The Company intends to comply with the requirement to file the statement of eligibility and qualification for a trustee, with respect to an indenture for senior debt securities or subordinated debt securities, by filing such statement, when appropriate, pursuant to Section 305(b)(2) of the Trust Indenture Act of 1939 under electric form type 305B2. References to such statements have been added as exhibits 25.1 and 25.2 to the list of exhibits in Item 16, Exhibits on page II-2 of Part II of Amendment No. 1, with a related footnote regarding the use and filing of form type 305B2 at the appropriate time.

3.	We note that you incorporate by reference the Form 8-K/A filed on February 2, 2015 which includes the audited financial statements of Specialty Pipe & Tube, Inc. Please provide a consent for the use of Dixon Hughes Goodman LLP’s report dated February 2, 2015. Please also refer to your reliance on this report in the Experts section on page 25.

Response: A consent for the use of the above-referenced report of Dixon Hughes Goodman LLP has been filed as exhibit 23.2 to Amendment No. 1 and the Company has referred to its reliance on such report in the Experts section on page 25 of Amendment No. 1. Please also see Item 16, Exhibits on page II-2 of Part II of Amendment No. 1.

Synalloy Corporation Form 10-K for the fiscal year ended January 3, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Critical Accounting Policies and Estimates, page 18

Inventory Reserves, page 18

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

4.	We note inventory represents 64% of your current assets and 36% of your total assets as of January 3, 2015. Due to the significance of your inventory, please enhance your critical accounting policies and estimates disclosures to provide investors with a better understanding of the factors you consider when determining your excess and obsolescence reserves. Your disclosures should include a discussion of the nature of the inventory that required reserves, the dollar value of that inventory and a discussion of the facts and circumstances surrounding management’s determination of the amount of reserves recorded for each period. In this regard, you should address the specific facts and circumstances that caused you to increase the reserve from $2,217,000 as of December 28, 2013 to $4,866,000 as of January 3, 2015. Furthermore, please disclose how accurate your estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future.

Response: In response to the Staff’s comment, we agree and the Company will revise its critical accounting policy disclosures for inventory reserves in subsequent filings, as appropriate, to provide additional details regarding the significant components of our inventory reserves, the estimates involved in determining those balances, and any specific facts or circumstances occurring during the period resulting in significant increases or decreases in those balances.

The Company establishes inventory reserves for:

•	Estimated obsolete or unmarketable inventory utilizing discount factors based upon the last date that a raw material inventory item was used in production or the last time a finished good inventory item was sold. These factors are consistently applied and are modified when there is a significant change in market conditions or inventory mix. The obsolete reserve decreased by $1,099,000 from December 28, 2013 to $681,000 as of January 3, 2015. The reduction was due to the closing and selling of all Bristol Fabrication inventories, which included reserves of $1,336,000 as of December 28, 2013 partially offset by a cumulative net increase of $237,000 for the Company’s other operating segments.

•	Lower of cost or market reserves, which apply to the Metals Segment as of December 28, 2013, result mainly from fluctuation in nickel prices. Stainless steel, both in its raw material (coil or plate) or finished goods (pipe) state is purchased / sold using a base price plus an additional surcharge which is dependent on current nickel prices. As raw materials are purchased, it is priced to the Company based upon the surcharge at that date. When the finished pipe is ultimately sold to the customer approximately four months later, the then-current nickel surcharge is used to determine the proper selling price. A lower of cost or market reserve is established when the Company’s inventory cost, based upon a historical nickel price, is greater than the current selling price of that product due to a reduction in the nickel surcharge. A lower of cost or market reserve was not required as of January 3, 2015 resulting in a decrease of $370,000 between the two periods.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

•	A fair value reserve of $4,141,000 at January 3, 2015 was associated with acquired inventory in the Specialty Pipe & Tube, Inc. (“Specialty”) business combination. A fair value reserve was necessary to reduce the historical cost of acquired Specialty inventory to its current estimated market value at the time of the business combination. This fair value adjustment was incorrectly included as an “inventory reserve” in Note 1 of the Form 10-K for the 2014 fiscal year. Therefore, the explanation of the inventory change period over period was not completely accurate since inventory was “grossed up” based on the amount of this reserve. It is noted the true total inventory reserve for the Company at January 3, 2015 amounted to approximately $734,000.

The nature of this item resulted from the intent to track inventory internally and was an oversight in Note 1 of the Form 10-K. It was noted that the presentation of net inventory was correct on the consolidated balance sheet and other applicable statements (i.e. statement of cash flows). It was noted this oversight in Note 1 resulted in an approximate 6% difference when compared to total net inventory of the Company or approximately 2% of total consolidated assets. As such, management considers this to be immaterial to the users of the financial statements since net inventory was properly stated; however the Company will record a reclassification in future SEC filings for this amount in order to properly reflect the change in gross inventory on the consolidated financial statements and related footnotes.

•	Estimated inventory quantity loss reflected in the current perpetual inventory. This reserve decreased approximately by $23,000 to $44,000 from December 28, 2013 to January 3, 2015 and represents an estimate based on the historical loss experience of the Company.

As of January 3, 2015, the Company reported approximately $4,866,000 for the various inventory reserves. As mentioned in the third bullet point above, the reserve amount would decrease to approximately $734,000 with the proper treatment of the fair value adjustment. If actual market conditions are more or less favorable than those estimated by management, adjustments to the obsolete or unmarketable and lower of cost or market reserves maybe required. Historically, significant adjustments period to period have not been required for the inventory reserve balances based on changes in management estimates nor have significant differences been realized between the amounts recorded and the amounts realized upon the actual disposition of the related inventories in the period of disposition.

Goodwill, page 19

5.

Please expand your disclosures to define the reporting unit level at which you test goodwill for impairment. Your expanded disclosure should identify the number of reporting units that you have and whether any of those reporting units were aggregated for purposes of testing goodwill for impairment. Please refer to ASC 350-20-35 for guidance. Furthermore, we note that based on your latest goodwill impairment test, each reporting unit’s fair value

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

exceeded its carrying value. Please tell us the amount of headroom between the fair value and carrying value for each reporting unit and clarify whether the fair value of any particular reporting unit did not substantially exceed its carrying amount. To the extent that you have determined the estimated fair value substantially exceeds the carrying value for your reporting units, please disclose this determination. Alternatively, if the estimated fair value for any of your reporting units is not substantially in excess of the carrying value, please tell us and disclose the following:

•	The percentage by which the fair value of the reporting unit exceeded the carrying value as of the most recent test;
•	Discuss the degree of uncertainty associated with the key assumptions; and
•	Describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

Response: In response to the Staff’s comment, we agree and the Company will include additional disclosures in subsequent filings, as appropriate, addressing critical accounting policies for goodwill. The Company has determined that two reporting units existed as of the evaluation dates for fiscal years 2014 and 2013, which were comprised by the Company’s two reportable segments, “Metals” and “Specialty Chemicals”. This reporting unit determination was made in accordance with Accounting Standards Codification (“ASC”) 350 Intangibles—Goodwill and Other, based on the organizational structure in place at the date of the impairment test. In making this determination, the Company also considered that in accordance with ASC 280, Segment Reporting, a reporting unit is an operating segment or, if an operating segment consists of two or more component businesses, a reporting unit is potentially the business unit that is one level below the operating segment level. As discussed more fully below under “Industry Segments” several operating segments exist for the Company including the Manufacturers Chemicals, CRI Tolling, BRISMET, Palmer, and Specialty business units, which are aggregated into two reportable segments. ASC 350 Intangibles defines reporting units as business units for which discrete financial information exists, segment management regularly reviews those operating results, and their economic characteristics are dissimilar from each other. With regards to the Company, management regularly reviews and discusses the operating results of its businesses units; however, the long term economic characteristics of one business unit are similar to other business units within the defined reportable segment, and accordingly, the designation of reporting units for goodwill testing purposes is consistent with the designation of reportable segments for SEC reporting purposes.

Our approach to allocating goodwill to the reporting units was based on the reporting units to which the related acquired net assets were assigned as well as management’s expectations about which reporting units will benefit from the synergies of the acquired business. The goodwill impairment test is performed annually, or on interim basis if events and circumstances warrant an interim test. For the annual test for the fiscal year ending January 3, 2015, the estimated fair value of the Metals reportable segment exceeded its carrying value by 106% and the estimated fair value of the Specialty Chemicals reportable segment exceeded its carrying value by approximately 125%. The projections used in the impairment analysis start with the recently completed budgeted financial statement for the next year and estimated growth and inflation rates

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

are used to project operating results for the following four years using the best information available at that time. As with any forecast, changes occurring from any of the risk factors mentioned in the Form 10-K could have a favorable or unfavorable effect on actual results.

Liquidity and Capital Resources, page 19

6.	Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Please ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. For example, while we note that on page 20 you disclose that “accounts payable favorably affected significant inventory purchases in the fourth quarter of 2014”, you do not address the specific reasons for these purchases. Furthermore, please consider including an analysis of inventory turnover rates for each period presented along with an explanation of any material variances. Refer to FRC 501.13 and 501.14 and Item 303(a) of Regulation S-K for additional guidance.

Response: In response to the Staff’s comments, we agree and the Company will revise its disclosures in subsequent filings to provide additional details of the underlying reasons for significant changes impacting cash flows, and as suggested by the Staff, the Company will include inventory turnover information when it will assist in the explanation of changes in inventory levels.

The disclosed significant favorable impact of accounts payable due to inventory purchases in the fourth quarter of fiscal year 2014 occurred within the Metals Segment as it experienced strong sales bookings during the fourth quarter of 2014 and related inventory receipts in December of 2014. Additionally, as clarification to the disclosure regarding cash provided from continuing operations resulting from accrued expenses and specifically an increase in the management incentive bonus, the increase in that bonus resulted from higher earnings from continuing operations during fiscal year 2014. Also, the disclosed reductions in cash flow resulting from lower customer advances were due to our exiting from fabrication businesses during fiscal year 2014, to which customer advances primarily applied.

Results of Operations, pages 21-25

7.	We note that your recent earnings release transcripts provides significant disaggregated financial information such as sales and EBITDA results at your business unit level. In this regard, we remind you that the principal objective of MD&A includes providing readers with a view of the company through the eyes of management. With reference to Section I.B and III.B.1 of SEC Release 33-8350, please tell us what consideration you gave to presenting this information in MD&A.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

Response: In response to the Staff’s comment, we recognize and appreciate the objectives addressed by SEC Release 33-8350 and will continue to strive to improve the levels of disclosures provided to the users of our financial statements. Our focus of past disclosures has been on presenting key indicators of financial condition and operating performance expressed in U.S. GAAP measures. Two performance indicators that management does utilize for these purposes include “Adjusted Net Income” and “Adjusted EBITDA”. We have discussed these indicators in addition to the U.S. GAAP measures included in our SEC filings during past earnings releases with discussion as to the usefulness of these measures to management and with a reconciliation to the nearest U.S. GAAP measure. Our intention has been to provide users of our financial information with all potentially relevant data, while keeping our SEC filings focused on U.S. GAAP measures. This has been done, in part, so as to not inadvertently elevate a Non-U.S. GAAP measure above U.S. GAAP measures within our SEC filings. We agree with the comment and will challenge the level of information being provided within our future SEC filings to ensure they meet the important objectives of these disclosure requirements.

8.	Please expand your disclosures to quantify how much of the increase or decrease in revenue at the consolidated and segment level are due to volume of product or services provided, and/or average price. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12 of the Financial Reporting Codification for guidance.

Response: In response to the Staff’s comment, our intention has been to provide information to the users of our statements sufficient to understand the changes in revenue for the Company. Our existing Specialty Chemicals Segment disclosures do outline changes resulting from both volume and sales prices, while the changes in the Metals Segment revenue did not include these items. We agree and will add the additional information for the Metals Segment in subsequent filings.

9.	Please quantify the impact of factors disclosed as materially impacting operating income for each period presented at the consolidated level and the segment level. Examples of some of the factors disclosed without quantification include:

•	The Company–wide cost cutting initiatives implemented in January 2014 had a favorable effect on profitability for 2014 with the average cost per pound decreasing seven percent.
•	Six weeks of Specialty’s operating income were included in the fourth quarter of 2014.
•	Brismet’s product mix changed significantly in 2014. New sales pricing tools have allowed the sales department to focus on profitable sales quotes while decreasing emphasis on lower margin business.

Please refer to Items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

Response: In response to the Staff’s comments, we agree and the Company will revise its disclosures in subsequent filings to provide additional details quantifying the impact of disclosed factors affecting operating income at the consolidated and segment levels.

As further clarification to the significant factors listed as contributing significant changes to operating income in the Form 10-K for the 2014 fiscal year, we note that the cost cutting initiatives reduced costs by approximately $3,600,000 and six weeks of Specialty’s operating income amounted to approximately $505,000. The new pricing tools referenced in the Company’s disclosure allowed for the identification of higher margin sales opportunities and the declining of certain lower margin sales orders traditionally fulfilled. Increased sales of higher margin products including larger pipe sizes and higher special alloy pipe occurred during fiscal year 2014; however, it is very difficult to quantity a specific dollar value impact associated with the use of this tool. Also, a main consideration for lower 2013 profitability was that the Metal Segment realized negative profit margins on the Bechtel nuclear project which accounted for approximately 10% of the Metal Segment’s revenues for 2013. This project was completed in 2013 and did not negatively affect 2014.

Note 1: Summary of Significant Accounting Policies, page 32

Revenue Recognition, page 33

10.	We note your disclosure on page 5 that CRI Tolling “…continued CRI’s business as that of a toll manufacturer that provides outside manufacturing resources to global and regional chemical companies.” Furthermore, your website adds that “CRI focuses on providing a consistent, reliable service that produces quality finished goods….” We have the following comments regarding CRI Tolling’s services:

•	Tell us and revise your disclosures to clarify the nature of services CRI Tolling provides, its related fee structures and related revenue recognition;
•	Clarify whether CRI Tolling’s customers provide their own raw materials or semi-finished goods when they utilize CRI Tolling’s manufacturing processes;
•	Tell us how you considered the guidance under ASC 605-45 when evaluating the arrangements that CRI Tolling enters into; and
•	Tell us how you considered the guidance under Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose revenue and costs of sales for services in your consolidated statement of operations.

Response: In response to the Staff’s comments, we agree and the Company will clarify its disclosures in subsequent filings to address these matters.

For clarification purposes, CRI Tolling, LLC’s (“CRI Tolling”) business consists of providing chemical tolling manufacturing resources to global and regional chemical companies. Specifically, CRI Tolling contracts with another chemical company to manufacture a certain, pre-defined product. The raw materials may either be purchased by CRI Tolling or provided by the

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

customer via its selected vendor. CRI Tolling will use the raw materials to perform a process of either mixing, blending, reacting, grinding, etc. to develop the finished product. CRI Tolling invoices for the materials it purchases on behalf of the customer in addition to a pre-defined rate per pound of finished product shipped. As the revenue produced from these activities is derived from a manufacturing process and the sale of a completed produced finished good, the Company views the related revenue and cost of sales to result from the sale of product. The margins realized are also consistent for these finished product sales with others of the Company; however, the revenue dollars recognized on transactions with customer furnished materials will be less as the Company is not the primary obligor for those materials and thus excludes those values from the reported revenue and cost of sales figures.

The Company considered the guidance in ASC 605-45, Revenue Recognition – Principal Agent Considerations, when evaluating how to report the customer furnished materials in revenue and cost or sales (i.e. a gross or net basis). The following eight indicators may support reporting gross revenue:

1.	The entity is the primary obligor in the arrangement.

The Company’s only obligation to the customer is to perform various operations to the materials that the customer provides in order to create a pre-defined chemical compound that is then sold back to the customer. The operations include, but are not limited to, blending, mixing, stirring, grinding, reacting, straining, etc.

2.	The entity has general inventory risk – before customer order is placed or upon customer return.

The Company has no inventory risk on the materials provided by the customer. The materials are only received by the Company after a customer order exists and since all chemical products are tested by the customer prior to shipment by the Company, returns of inventory to the Company do not occur.

3.	The entity has latitude in establishing price.

The tolling price is established and accepted by the customer prior to submitting an order. The Company is not involved in establishing the pricing for the customer furnished inventory.

4.	The entity changes the product or performs part of the service.

All products are produced in line with accepted procedures and must meet a pre-defined chemical compound when the products are completed.

5.	The entity has discretion in supplier selection.

Products are purchased by the customer and sent to the Company, without the Company’s involvement.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

6.	The entity is involved in the determination of product or supply specifications.

The finished product specification is agreed upon by the Company and customer prior to accepting the sales order. The necessary raw material specifications are determined at that time and it is up to the customer to supply acceptable raw materials.

7.	The entity has physical loss inventory risk – after customer order or during shipment.

The Company does not assume risk for the customer furnished inventory after order or during shipment. In fact the only inventory risk associated with customer furnished materials is if a problem were to occur due to errors in the Company’s production process, i.e. temperatures were too high, and the proper finished good chemical compound was not achieved. If that were to occur, the batch would be disposed.

8.	The entity has credit risk.

The Company has no credit risk relative to the customer furnished inventory as the Company does not pay the vendor on behalf of the customer and receive reimbursement from the customer. The only credit risk that exists with the transaction for the Company is for the tolling charge, until payment is collected.

Also, the following three indicators may support reporting net revenue:

1.	The entity’s supplier is the primary obligor in the arrangement.

The customer supplies all raw materials and is the primary obligor.

2.	The amount the entity earns is fixed.

The Company receives a defined tolling charge per pound shipped for each order.

3.	The supplier has credit risk.

The Company has no credit risk for the material portion of the orders. See previous comments.

Based upon the above indicators, we have concluded that presentation on a net basis is appropriate.

Fair Value Disclosures, page 33

11.	We note your disclosure that the amount of the total earn-out liability to the prior owners of Palmer was determined using management’s best estimate of Palmer’s EBITDA for the three-year earn out period and that following your review of the earn-out reserve during the three months ended June 28, 2014 the Company determined that the second year target would not be attained and resulted in the recognition of a $3,476,197 gain. Your disclosure also states that the Company expected that the target for the third year for Palmer would be met. However, as disclosed in your Form 10-Q for the three months ended April 4, 2015, the remaining liability balance was eliminated and led to an additional gain of $2,483,333. In light of these significant revisions, please address the following:

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

•	Please tell us and provide detailed disclosure of management’s significant assumptions used in estimating the fair value of Palmer’s contingent consideration, including management’s expectations for meeting the provisions of the earn-out agreement. You may wish to provide these disclosures within your discussion of your critical accounting policies and estimates discussion for business combinations; and

•	For each significant revision, please revise your disclosures to identify the specific facts and circumstances that caused the probability of achieving the specified targets to decline. Your disclosure should specifically address the circumstances that led to Palmer’s operating results to fall below management’s expectations as of the acquisition date.

Response: In response to the Staff’s comments, we agree with the comment and will clarify our disclosures in subsequent filings, as appropriate.

For clarification purposes, on August 21, 2012 a liability for the estimated fair value of a future earn-out obligation to the prior owners of Palmer (i.e. contingent consideration) was recorded in the purchase accounting for the Palmer business combination. The sellers of Palmer had the ability to receive earn-out payments if the business unit achieved targeted levels of Adjusted EBITDA, as defined in the Stock Purchase Agreement with the sellers of Palmer, over a three year period following closing. At the end of each fiscal year (08/21/13, 08/21/14 and 08/21/15), if Palmer’s Adjusted EBITDA for the year was below $5,825,000, no earn-out would be paid for that year. If Adjusted EBITDA for any year was greater than $5,825,000 but less than $6,825,000, a $2,500,000 earn-out would be paid. If Adjusted EBITDA exceeded $6,825,000, the earn-out payment would be $3,500,000. At the conclusion of the three-year earn-out period, in the event that the cumulative Adjusted EBITDA for the entire earn-out period is greater than $17,475,000, the sellers would receive an additional earn-out payment as follows: a) if the cumulative Adjusted EBITDA for the entire earn-out period is greater than $17,475,000 and less than $20,475,000, an additional earn-out payment would be made so that the total cumulative earn-out payments for the three-year period equals $7,500,000, b) if the cumulative Adjusted EBITDA exceeds $20,475,000, the Company would make an additional earn-out payment so that the total cumulative earn-out payments for three-year period equals $10,500.00.

At acquisition, the Company projected Adjusted EBITDA for the three fiscal years after acquisition using Palmer’s historical Adjusted EBITDA. These historical values were adjusted to include additional expenses for identified open management positions and other costs and lower expenses for labor efficiency gains and other corporate level costs that were redundant with the Company’s current operations. The Company’s projected Adjusted EBITDA of $6,214,000 for year one, which represented an increase of 5% over the previous annual period, $6,369,000 for year two (a 2.5% increase) and $6,830,000 for year three (a 7.2% increase). The increases were considered reasonable based upon drilling projections for the Permian and Eagle Ford Basins plus

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

a capital investment in the steel tank line that would dramatically improve throughput by automating the cutting, rolling and welding of large-sized tanks. The adequacy of the estimated liability is reviewed at the end of each of the Company’s fiscal quarters to determine if any changes are needed.

After the first fiscal year of Synalloy’s ownership (August 21, 2013), the sellers earned and were paid $2,500,000 (before indemnification claims), which matched the estimated amount included in the earn-out liability recorded in the final purchase price allocation.

During the second year of the three year earn-out (year ending August 21, 2014), a difficult fourth quarter of the Company’s fiscal year 2013 (year ending December 28, 2013) was experienced, with a net operating loss realized in both November and December. When the earn-out liability was analyzed at the end of the Company’s fiscal year fourth quarter it was noted that the losses were attributable to a weaker December holiday season, which stopped tank shipments to the well sites, and higher than normal headcount as well as freight billings being below the actual freight costs incurred. Based upon our analysis, management continued to believe that operating results for the period ending August 21, 2014 would approximate the budget on a net basis and thus the second year EBITDA minimum earn out level would be achieved.

In order to align actual performance to budgeted expectations on a net basis, in early January of 2014 headcount reductions and other cost savings measures, particularly around freight costs, repairs and maintenance, etc., were implemented coupled with select selling price increases. The plant was profitable in February and March of 2014, which led management to conclude that a similar outlook was likely for the remainder of the second fiscal year, as the second and third quarters of each year are the strongest for Palmer (i.e. actual EBITDA for Q2 and Q3 represented 57% of the total revenue for this plant for the fiscal year). Also, on the volume side, the business was making steel rings on a new steel tank line and we also expected to provide large tanks to a new customer. Based upon these and other considerations, management concluded that it was still likely that the minimum earn-out level would be achieved and therefore no adjustment to the liability was believed to be appropriate and the end of the Company’s fiscal Q1 for 2014. During Palmer’s second fiscal quarter of 2014, projected sales of large, unpainted steel tanks to a national oil company had not materialized and negotiations were on-going. This had a large negative effect on the projected Adjusted EBITDA for the second quarter. Even though the plant showed profitable Adjusted EBITDA levels for the second quarter, after revising expectations for Q3 2014, it was concluded that the minimum thresholds would likely not be realized for the ownership period ending August 21, 2014. At the same time, third year projected earnings were reviewed and management concluded that the minimum earn-out level was still likely be achieved for the final period ending August 21, 2015, but that levels resulting in an additional earn-out liability beyond the minimum were unlikely. The present value of the earn-out liability was therefore adjusted at June 28, 2014 to eliminate the $2,500,000 second year minimum earn out payment and the third year excess earn-out payment of $1,000,000. Actual results supported these revisions in subsequent periods.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

At the end of the Company’s fiscal 2014, even with the talk of lower oil prices, the industry primarily served by Palmer’s products, management believed that the third year minimum earn-out was likely to be incurred. During March 2015, however, lower oil prices affected the demand for our storage tank products and it was evident from our March and April financial results that that the third year operating results for Palmer would not meet the minimum earn out levels and the accrual was adjusted accordingly (i.e. the normal seasonal increase in sales and profitability was not occurring).

Note 8: Income Taxes, page 42

12.	Your narrative disclosure indicates that there is a $1.57 million valuation allowance attributed to $46 million in state net operating loss carryforwards, however, there is no corresponding valuation allowance reflected in the tabular presentation of the significant components of your deferred tax assets and liabilities as of January 3, 2015. Please clarify whether or not your valuation allowance is included in your table as an offset and if not, why not. If so, please separately reflect the valuation allowance in order to present the total of all deferred assets. See ASC 740-10-50-2. Please also address this comment as it relates to your fiscal year 2013 presentation.

Response: In response to the Staff’s comments, for clarification purposes, the losses offset by valuation allowances are related to operations in states in which the Company has ceased to operate. The net presentation is consistent with past presentation. At the time of the filing, uncertainty existed regarding the benefit of continuing to incur the cost of compliance to maintain the loss carryforwards considering the remote likelihood of utilizing the losses in the future. As a result, the Company chose to offset the asset value with the associated valuation allowance. We will address this matter again and if we expect to continue maintaining these assets, the presentation of the asset and related valuation allowance will be presented on a gross basis.

13.	We note that the $1.5 million increase in unrecognized tax benefits related to prior year tax positions. In accordance with ASC 740-10-50-15A.b., please disclose the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate. Also, since you expect a decrease of $1.5 million for unrecognized tax benefits over the next twelve months, please provide the disclosures required by ASC 740-10-50-15b.

Response: In response to the Staff’s comments, the unrecognized income tax benefits, if recognized, would not affect the effective tax rate, with the exception of approximately $80,000 of interest. The unrecognized tax benefits are related to temporary book / tax differences in dispute with the Internal Revenue Service as of the end of fiscal year 2014 expected to be settled during 2015, as well as accounting method risks identified during the course of the audit that will be mitigated through the filing of requests for accounting method changes. Since the liability was not set at that time (amounts were still being disputed), the amount was recorded as a FIN 48 liability instead of income taxes payable. Additional clarity will be provided in the disclosures of subsequent filings.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

Note 13: Industry Segments, page 46

14.	You indicate that the Company operates in two principal industry segments: metals and specialty chemicals and that these segments were identified based on products and services. In light of the information you present in your Business section as well as the discrete financial information provided in your recent earnings calls which includes sales and adjusted EBITDA information for your Manufacturer’s chemicals, CRI tolling, BRISMET, Palmer, and Specialty Pipe & Tube business units, please provide us with the following additional information to support your current segment reporting:

•	Describe for us the company’s internal management reporting process, including organization and reporting structure;
•	Identify the company’s chief operating decision maker (“CODM”) and describe the basis for this determination;
•	With reference to ASC 280-10-50-1, please tell us the level at which your CODM receives financial information for purposes of making decisions about the allocation of resources and evaluating performance. In this regard, clarify whether your business units meet the definition of an operating segment; and
•	Describe for us the internal management reports, including the nature of and level of detail of financial information, reviewed by your CODM for allocating resources and evaluating performance within your organization.

Response: In response to the Staff’s comments, several operating segments exist for the Company including the Manufacturers Chemicals, CRI Tolling, BRISMET, Palmer, and Specialty business units. ASC 280-10-50-1 defines an operating segment as “a component of a public entity that has all of the following characteristics

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).
b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.
c.	Its discrete financial information is available.”

For each of the business units (i.e. components) discussed, management has concluded that the above criteria were satisfied. These operating segments are aggregated into two reportable segments, Metals and Specialty Chemicals. ASC 280-10-50-11 permits entities to aggregate two or more operating segments into a single operating segment “if aggregation is consistent with the objective and basic principles of ASC 280-10, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas . . . :

a.	The nature of the products and services
b.	The nature of the production processes
c.	The type or class of customer for their products and services

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

d.	The methods used to distribute their products or provide their services
e.	If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.”

Management has concluded that each of the operating segments aggregated into the reportable segments satisfy the above stated conditions. Specifically, the Specialty Chemicals Segment consists of Manufacturers Chemicals and CRI Tolling. Both business units provide toll manufacturing to larger chemical companies and utilize similar production capabilities, including reactors, mix tanks, etc. Several of the same product lines are produced at both business units in order to meet scheduling requirements and to provide redundancy protection for our customers. When new products are introduced into our system, operations schedulers determine which facility to use for production based upon tank availability. Either facility has the capabilities to produce most products. In addition, we note that the operating segments exhibit similar long-term financial performance consistent with having similar economic characteristics. Labor rates and manpower availability are consistent for both facilities and excluding material costs, both facilities generate a similar profit margin.

The Metals Segment consists of BRISMET, Palmer and Specialty. All three business units are in the business of manufacturing and/or distributing pipes, tubes and storage tanks made of various metal alloys including stainless steel, carbon and special alloys. Palmer also manufactures and distributes fiberglass tanks. All three units target the same end markets including Energy, Power, Industrial, Chemical, Petro-Chemical, etc. In addition, we note that the operating segments exhibit similar long-term financial performance consistent with having similar economic characteristics. Excluding Specialty from our analysis due to the timing of its acquisition and lack of adequate historical results, the average revenue growth rate and gross margin for the reportable segment was -5% and 16%, respectively, for 2014 and each of the business units comprising the reportable segment were within plus or minus 230 and 40 basis points, respectively, of the average.

The results of the business units are reviewed and sometimes discussed separately, as noted by the Staff, as some represent recent business combinations and the updates provide insight as to their integration within the reportable segment and their evolution from their current state of operating performance to the expected long-term operating performance of the reportable segment, as a whole.

Synalloy is a holding company for each of the business units comprising the reportable segments. Management has concluded that the President and Chief Executive Officer (the “CEO”) of Synalloy has the overall responsibility for the allocation of resources to and assessment of the operating performance of the operating segments and is the Chief Operating Decision Maker for the Company. He receives monthly financial reports including a balance sheet, income statement and statement of cash flows, by operating segment, for both reportable segments. Each reportable segment has a business leader responsible for its operating performance that reports directly to the CEO. In addition, the CEO meets each month with the operating segment GM/President and controller to discuss various operating metrics, safety

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

statistics, capital projects and business development/sales activities. He also receives a quarterly report from the reportable segments’ vice presidents of purchasing providing an overview of the raw material and supply purchases, pricing trends, shortages, etc.

15.	With reference to ASC 280-10-50-40, please tell us how you considered the guidance to provide entity wide information by products and services. In this regard, we note that the Metals and Specialty Chemicals segments include different types of products within them. For example, the Palmer business manufactures liquid storage solutions while the BRISMET and Specialty businesses manufacture and distribute different types of pipe within the Metals segment. Similarly, CRI Tolling is a toll manufacturer within the Specialty Chemicals segment.

Response: In response to the Staff’s comments, please see our response to comment 14.

Note 16: Acquisitions, page 50

16.	Please confirm that the purchase price allocation for the acquisition of Specialty Pipe and Tube Inc. has been finalized. If not, please provide the disclosures required by ASC 80510-50-6.

Response: In response to the Staff’s comments, we note that the purchase price allocation for the acquisition of Specialty is considered preliminary. Management continues to obtain and evaluate information regarding the fair value of acquired inventory, based on actual sales activity subsequent to the business combination date. Please reference the discussion above regarding the fair value reserve set up in purchase accounting to mark down the historical cost of the acquired inventory. Management will finalize the purchase price allocation within the one-year allocation period of this acquired business.

17.	Please provide us with additional information to support your conclusion that the acquisition of all substantially all of the assets of CRI and the CRI facility met the definition of a business under ASC 805. Please explain why the acquisition of the CRI assets and facilities were purchased separately. Please tell us if the equipment was located in the facility. Please also provide detailed support for the fair value adjustments recognized for the building, land and equipment.

Response: In response to the Staff’s comments, we note that Color Resources, LLC (“Color Resources”) began business in 1993. In 1997, it moved into its current location in the Woodfield Industrial Park in Fountain Inn, SC. Color Resources’s owner at the time individually purchased, via a newly formed limited liability company, land and a building shell, and over the next several years, Color Resources added tanks and the associated structures to support its production. In 2005, the children of the owner of Color Resources purchased the business, but not the separately owned land and building, the use for which was covered by lease agreement between the individual owner’s limited liability company and Color Resources. In order to obtain needed capital for growth, an 80% stake in Color Resources was sold in July 2008 to a private equity

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

firm, and the new majority owner immediately leveraged the business. As a result of the 2008-09 economic recession, demand for pigments and dyes decreased dramatically, negatively impacting Color Resources’s operating income. The business was unable to make principal debt payments to its bank beginning in September 2012; consequently, Color Resources was in default of the loan agreement with its bank. Additionally, beginning in January 2013, Color Resources ceased making rent payments to the owner of the building.

Synalloy’s original chemical facility, Manufacturers Chemicals (“MC”), was quickly reaching its manufacturing capacity and was looking to acquire an existing facility or to “greenfield” an opportunity to expand existing product offerings into new targeted markets. Management identified the Color Resources location as an acquisition target; however, management was not interested in purchasing the separately owned Color Resources land and building without also purchasing the assets of Color Resources’s business. The Company separately negotiated both transactions and was able to purchase the building and land leased by Color Resources and, via its wholly owned subsidiary, CRI Tolling, Color Resources’s assets from these affiliated parties at a bargain price.

In order to properly value the acquisition, Synalloy engaged two outside valuation firms to determine the fair value of the land and building and the orderly liquidation value of all equipment. Their fair value calculation resulted in an increase to land and building of $650,000 and an increase to equipment of approximately $1,028,000.

In addition to the facility and equipment, Synalloy (via CRI Tolling) also acquired Color Resources’s workforce, customer base and product formulations. After the acquisition, CRI Tolling expanded the former Color Resources’s facility to keep the business cash flow positive with Color Resources’s former major customers while also adding several new reactors and mixing vessels to match MC’s production capabilities.

ASC 805, Business Combinations, defines a business as consisting of “inputs and processes applied to those inputs that have the ability to create outputs.” Synalloy management viewed both the land and building and the operating assets together as one business, capable of being conducted and managed for the purpose of providing a return to ownership by expanding MC’s production capacity. Synalloy concluded that the transactions noted above met the definition of a business and the transaction was structured in such a way that it meets the definition of a business combination.

Note 17 Dispositions and Closures, page 55

18.	Please expand your disclosures to provide additional information regarding the costs associated with your sale of Ram-Fab and your closure of Bristol Fab. In this regard, please clarify the nature of the $3 million of Bristol Fab inventory which, according to your Form 10-Q for the quarter ended June 30, 2014 you disposed of. Explain why that inventory was not saleable.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

Response: In response to the Staff’s comments, we agree with the comment and will clarify our disclosures for all future disposals, if any occur. For further clarification, the following chart summarizes the estimated one-time closing costs associated to the sale of Ram-Fab and the closure of Bristol Fab:

	Bristol Fab	Ram-Fab
Uncollectable accounts receivable	$1,309,000	$845,000
Inventory disposal, net of estimated proceeds	3,026,000	875,000
Potential customer claims & warranty charges	95,000	243,000
Legal & audit	61,000	33,000
Underfunded pension liability	1,905,000	—
All other	592,000	—

Total	$6,988,000	$1,996,000

Also, Bristol Fab operated as a fabrication job shop. When a contract was received, all necessary materials were purchased for the job. The inventory that was reported on Bristol Fab’s balance sheet was comprised by excess materials purchased for jobs. The inventory was retained by the Company as it was expected to be utilized on future jobs; however, with the closing of Bristol Fab all remaining inventory had to either be returned to suppliers, at a significant discount, or sold to scrap dealers.

Schedule II Valuation and Qualifying Accounts, page 64

19.	Please disclose the activity related to your inventory reserves. Refer to Rule 12-09 of Regulation S-X.

Response: In response to the Staff’s comment, we agree and the Company will include this disclosure in the Form 10-K for the 2015 fiscal year and all future 10-K filings.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Charged to (Reduction of) Cost and Expenses	Deductions	Balance at End of Period
Year ended January 3, 2015
Deducted from asset account:
Inventory reserves	$2,217,000	$3,964,000	$(5,447,000)	$734,000

Year ended December 28, 2013
Deducted from asset account:
Inventory reserves	$2,383,000	$284,000	$(450,000)	$2,217,000

Year ended December 29, 2012
Deducted from asset account:
Inventory reserves	$2,699,000	$484,000	$(800,000)	$2,383,000

“Charged to” cost and expenses for fiscal year 2014 includes approximately $3,109,000 as a result of the closing of Bristol Fab and sale of Ram-Fab during 2014.

“Deductions” for fiscal year 2014 include $4,813,000 associated with the disposition of Bristol Fab and Ram-Fab assets during 2014.

“Charged to” cost and expenses for fiscal year 2013 includes approximately $114,000 for an inventory valuation adjustment for CRI Tolling as a result of the acquisition on August, 26, 2013.

Definitive Proxy Statement on Schedule 14A

20.	Please explain why you have not provided disclosure consistent with the requirements of Item 402(d)(2)(iii) of Regulation S-K with respect to the short-term cash incentive compensation payable under the 2014 Incentive Plan.

Response: The Staff’s comment is noted. In its Definitive Proxy Statement on Schedule 14A filed on April 6, 2015, the Company provided certain tabular and narrative information with respect to the short-term cash incentive compensation payable under its 2014 Incentive Plan, but recognizes that it did not provide disclosure consistent with the requirements of Item 402(d)(2)(iii) of Regulation S-K in the 2014 Grants of Plan-Based Awards table. The Company hereby commits to providing disclosure consistent with the requirements of Item 402(d)(2)(iii) of Regulation S-K in all future Schedule 14A filings.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

August 19, 2015

*  *  *

Please contact me at (804) 343-4079 or John C. Selbach at (804) 343-4388 should you require further information or if you have any questions.

Very truly yours,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc: Mr.	Frank Pigott
Mr. Craig C. Bram
John C. Selbach, Esq.